SCHEDULE 13G

Amendment No. 0
The Brinks Company
Common Stock
Cusip #109696104


Cusip #109696104
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	n/a
Item 6:	n/a
Item 7:	n/a
Item 8:	n/a
Item 9:	n/a
Item 11:	n/a
Item 12:	   n/a


Cusip #109696104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	n/a
Item 6:	n/a
Item 7:	n/a
Item 8:	n/a
Item 9:	n/a
Item 11:	n/a
Item 12:	n/a



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

        A previous Schedule 13G filing, for the year ending December 31, 2008, was mistakenly made with respect to The Brinks Company rather than Brinks Home Security Holdings
Inc. and the holdings reported in this Schedule 13G filing pertained to securities issued by Brinks Home Security
Holdings Inc.   Current and future holdings of Brinks Home
Security Holdings Inc. required to be reported on Schedule
13G by the reporting persons shall be reported with respect to Brinks Home Security Holdings Inc.


Item 1(a).	Name of Issuer:

		The Brinks Company

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1801 Bayberry Court
		PO Box 18100
		Richmond, Virgina  23226-1800


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		109696104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	n/a

	(b)	Percent of Class:	n/a

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	n/a

	(ii)	shared power to vote or to
direct the vote:	n/a

	(iii)	sole power to dispose or to
direct the disposition of:	n/a

	(iv)	shared power to dispose or to
direct the disposition of:	n/a



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries